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SILVERMEX REPORTS INTERIM UNDERGROUND DRILL RESULTS FROM LA GUITARRA

Vancouver, BC, Canada – September 28, 2011 – Silvermex Resources Inc. (“Silvermex”) (TSX: SLX) announces initial underground drill results from its La Guitarra mine, located in the Temascaltepec Mining District in the State of Mexico. A total of 37 underground drill holes have been completed for a total of 2,128 m. The drilling is part of a planned 7,500 m program to test various structures underground throughout the La Guitarra Mine.

Drilling to date has confirmed the presence of significant gold and silver values in extensions to existing stopes, which will be mined in the immediate future. Drilling has begun exploring the down dip exploration potential of the San Rafael Zone with visual indications of significant quartz veining. Partial assay results are discussed below.

The drill program is designed to confirm continuity to known mineralized zones, identify extensions both along strike and down dip, and test for presence of additional mineralized shoots. Assay results have been received for 29 of the 37 holes completed. “I am very excited by the positive results we have seen and our improved understanding of the ore body”, stated Duane Nelson, CEO of Silvermex. “Drilling was delayed due to various reasons, including development delays, equipment delays and some mechanical breakdowns of our previous contractor’s equipment. We have since rectified the situation by hiring a new contractor to complete the development and drill programs, which has resulted in improved performance and results”.

The La Guitarra mine is divided into three sectors: the Northwest or Los Angeles Zone, the Central or La Cruz Zone and the Southwest Zone, referred to as San Rafael. Drilling in the Los Angeles Zone is focused on delineation of mineralized shoots for future production. Highlights of drilling in this area are intervals of 3.53 g/t Au and 87 g/t Ag over 1.35 m in hole GMU-99, and 1.29 g/t Au and 219.5 g/t Ag over 1.60 m in hole GMU-106. Los Angeles historically has had higher gold numbers than the rest of La Guitarra as there is a general zonation of higher to lower gold values from northwest to southeast.

At La Cruz, drilling is exploration-oriented looking for downward continuation of mineralization that had been mined in the past and to test for recently identified parallel structures. To date, drilling on the La Guitarra Vein itself did not return appreciable values in this area, however high assay results were returned over narrow widths from parallel structures in the hanging wall. These structures will be evaluated further to test continuity of economic mineralization. Elsewhere in the La Guitarra Mine these narrow parallel structures have been exploited due to their high gold and silver values and have made important contributions to the mine. Assays of note in the La Cruz area include 1.00 g/t Au and 296.3 g/t Ag over 0.8 m from hole LGS-01, and 68.41 g/t Au and 12,211 g/t Ag over 0.20 meters in hole LGS-02.

At San Rafael, where the majority of mining activity is currently focused, 15 holes have been completed and one is in progress. Assays are available for 9 holes. This first round of holes, the GMU series, was drilled as stope delineation/definition holes to assist mining. Two of the holes returned excellent results. GMU-97 returned 1.50 g/t Au and 401.0 g/t Ag over 0.20 m, and GMU-98 returned 0.90 g/t Au and 591.0 g/t Ag over 0.35 m. Based on these results, exploration drilling at depth is currently in progress.

All significant drill intercepts (defined as any mineralization grading a minimum of 150 g/t Ag equivalent) are presented in the following table:

Los Angeles
Hole No	Azimuth	Dip	Length	From	To	Width	True Width	Au (g/t)	Ag (g/t)	Ag Eq (g/t)
GMU-95	196	-33	23.50	13.80	15.60	1.80	1.05	1.12	79.8	152.6
GMU-96	199	-30	19.50	8.70	9.15	0.45	0.25	0.70	443.0	488.5
GMU-99	74	-4	40.00	0.75	2.10	1.35	1.35	3.53	87.0	316.5
GMU-100	346	-38	14.50	3.50	4.50	1.00	0.90	1.70	51.0	161.5
GMU-101	66	0	42.00	NSV
GMU-102	174	-3	16.90	NSV
GMU-103	68	-3	34.00	NSV
GMU-104	3	-1	39.00	19.45	20.30	0.85	0.81	1.31	59.9	145.1
				21.95	22.25	0.30	0.28	0.30	161.0	180.5
				24.00	25.35	1.35	1.30	0.40	154.2	180.2
GMU-105	214	-32	12.40	NSV
GMU-106	257	-1	62.60	45.40	47.10	1.70	1.60	1.29	219.5	303.4
				52.20	53.00	0.80	0.75	1.15	61.5	136.3
GMU-107	253.91	0	30.00	Assays Pending
GMU-108	253	-32	3.00	Assays Pending
GMU-109	260	0		In Progress
La Cruz
GMU-88	8.00	-18.00	25.00	4.60	6.00	1.40	1.20	1.40	170.0	259.7
				11.40	12.00	4.00	1.00	0.80	299.0	364.0
GMU-90	336	-8	26.00	NSV
GMU-91	42	-26	14.80	1.20	3.05	1.85	1.40	1.85	143.7	201.3
LGS-01	74	-48	169.00	43.50	44.45	0.95	0.80	1.00	296.3	356.3
				57.70	58.20	0.50	0.40	0.08	287.0	291.7
				130.45	131.15	0.70	0.55	1.25	26.0	100.8
LGS-02	28	-60	90.00	1.35	1.65	0.30	0.20	68.41	12211.0	16315.6
				58.40	58.60	0.20	0.15	0.11	152.0	158.8
				87.10	88.15	1.05	0.90	1.58	6.0	100.7
LGS-03	42	-44	125.00	47.00	47.20	0.20	0.13	0.63	348.0	385.8
LGS-04	9	21	138.00	NSV
LGS-05	6	41	90.00	NSV
LGS-06	24	25	90.00	43.85	44.35	0.50	0.30	2.19	14.0	145.4
LGS-07	9	16	74.00	NSV
San Rafael
GMU-85	194	25	31.50	23.80	26.80	3.00	1.70	0.40	80.0	106.0
GMU-86	247	-58	40.00	NSV
GMU-87	267	2	52.00	NSV
GMU-89	236	10	31.50	NSV
GMU-92	197	-11	29.50	23.20	26.25	3.05	2.55	1.16	312.0	348.0
GMU-93
GMU-94	192	-25	31.00	Abandoned
GMU-97	244	-31	50.40	37.50	37.80	0.30	0.20	1.50	401.0	498.5
GMU-98	224	23	15.60	8.40	9.00	0.60	0.35	0.90	591.0	649.5
LGS-09	26	-53	80.00	Assays Pending
LGS-10	77	-43	85.0	Assays Pending
LGS-11	85	-29	102.0	Assays Pending
LGS-12	71	-73	105.0	Assays Pending
LGS-13	99	-58	140.0	Assays Pending
LGS-14	74	-43	155.0	Assays Pending
LGS-15	77	-59		In Progress
Ag eq @ 60:1 NSV No Signficant Values

The presence of high grade gold and silver mineralization in parallel structures to the La Guitarra Vein is highly encouraging as such zones have been very productive in the past. Follow-up drilling will investigate the full potential of these structures.

Drilling is ongoing with two drill rigs, one from a contractor and the second owned by the mine. A third drill rig has been requested and will be on site as soon as it is available from the contractor. As the program continues there will be an increased emphasis on exploration drilling, which will greatly assist in future mine planning.

Sampling of the drill core was overseen by one of the La Guitarra geologists who marked off the drill core at appropriate intervals based upon the geology and mineralization present. Sample intervals normally vary from 0.2 – 1.0 m in length. No sample exceeded 1.5 m in overall length. All core samples were sent to Activation Laboratories Ltd. (“ActLabs”) facilities in Zacatecas, Mexico. Assays for gold were done by 1 Assay Tonne Fire Assay AA Finish and 4 Acid ICP-AES for silver and other elements. Gold assays that exceed 5 g/t by AA are redone using a gravimetric finish. Silver assays in excess of 100 g/t are redone using Fire Assay Gravimetric. Four acid ICP analyses were conducted at the main laboratory of Actlabs in Ancaster, Ontario, Canada. Some work was completed at La Guitarra’s own laboratory (Fire Assay Gravimetric Finish) with check assaying completed by ActLabs. Certified standards, blanks, and duplicate samples were inserted in every batch of 20 samples to ensure laboratory QA-QC performance.

Pursuant to National Instrument 43-101, Robert Fraser, P.Geo., Vice-President Exploration of Silvermex Resources Ltd. is the Qualified Person (QP) responsible for the disclosure in this news release. Mr. Fraser has supervised the drill program contained in this news release and verified the data supporting such disclosure.

Company Profile

Silvermex Resources Inc. is a publicly traded mining company focused in Mexico and led by a highly qualified team of professionals from some of the most notable companies in the silver mining sector. The Company’s portfolio of projects ranges from advanced stage exploration to production. Its core asset is the producing La Guitarra silver-gold mine located in the Temascaltepec Mining District of Mexico. Silvermex is currently working to increase production at the mine to full capacity and is conducting extensive exploration to further develop the district. Silvermex is well financed to further develop resources organically from its multiple projects as well as from the acquisition of additional assets that will drive production growth.

ON BEHALF OF THE BOARD

“Duane Nelson”

Duane Nelson
CEO & Director

For more information please visit the Company’s website at www.silvermexresources.com or contact Fiona Grant, Manager, Investor Relations at 604-682-4004.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking-statements. Management has assumed that these will be our major projects going forward. Risks include that we are unable to satisfy environmental or other regulators, that we determine that our resources are not commercially viable, or that we have difficulties due to unavailability of labour or equipment.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggests herein. Except as required by applicable law the Company does not intend to update any forward-looking statements to conform these statements to actual results.